UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PHOTOMEDEX, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
719358202
(CUSIP Number)
Perseus Partners VII, L.P.
c/o Perseus, L.L.C.
2099 Pennsylvania Avenue, N.W., 9th Floor
Washington, D.C. 20006
(202) 452-0101
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	719358202

1	NAMES OF REPORTING PERSONS Perseus Partners VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,280,288[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,280,288[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,280,288[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.4%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 This number represents the sum of the maximum number of shares of common stock (“Common Stock”) of PhotoMedex, Inc. (the “Issuer”) that could be issued to Perseus Partners VII, L.P. (the “Investor”) in connection with (i) the conversion of a secured convertible promissory note having a principal amount of $2,800,406 (the “B-1 Note”), (ii) the conversion of a secured convertible promissory note having a principal amount of $16,746,270 (the “B-2 Note”), and (iii) the exercise of a warrant (the “First Tranche Warrant” or the “Warrant”).
The Issuer and the Investor are parties to a Securities Purchase Agreement, dated as of August 4, 2008 (the “Original SPA”), which was amended by Amendment No. 1, dated as of February 27, 2009 (“Amendment No. 1”), and Amendment No. 2, Consent and Waiver, dated as of March 18, 2010 (“Amendment No. 2” and collectively with the Original SPA and Amendment No. 1, the “Securities Purchase Agreement”). Pursuant to the terms of Amendment No. 2, the Issuer and the Investor agreed to amend and restate the terms governing 100% of the outstanding principal amount and accrued interest under the $18,000,000 principal amount secured convertible promissory note (the “Original Note”) that was originally issued to the Investor pursuant to the Original SPA, as amended by Amendment No. 1 (as reported on the Investor’s original Schedule 13D that was filed on March 9, 2009), including the secured convertible promissory notes that were subsequently issued as payment of interest on the Original Note. The B-1 Note and the B-2 Note were issued to the Investor by the Issuer pursuant to Amendment No. 2 on March 19, 2010 and, together, they constitute the amendment and restatement of the terms governing the Original Note. The Warrant was issued to the Investor on February 27, 2009, at the original closing of the transactions provided for by the Original SPA as amended by Amendment No. 1. For purposes of calculating beneficial ownership, this statement on Schedule 13D (this “Statement”) assumes that the B-1 Note and the B-2 Note will be fully converted and that the Warrant will be fully exercised. The B-1 Note has an initial conversion price of $11.25850 per share, may be converted at any time after its date of issuance, and matures on February 27, 2014. The B-2 Note has an initial conversion price of $21.46890 per share, may be converted at any time after its date of issuance, and matures on February 27, 2014. The Warrant, which is exercisable as of March 19, 2010 for up to 251,257 shares of Common Stock, has an initial exercise price of $21.46890 per share, may be exercised at any time after its date of issuance, and expires on February 27, 2017. The B-1 Note and the B-2 Note each bear interest at a rate of 10% per annum, with such interest payable, in the Issuer’s discretion, in cash or in kind by the issuance of additional secured convertible promissory notes (“Additional Notes”). With respect to the B-2 Note, however, until the shareholders of the Issuer have adopted resolutions approving (i) the issuance of the B-2 Note and (ii) the issuance of Additional Notes with respect to the full amount of interest payable under the B-2 Note, the Issuer is prohibited from paying more than four-fifths (i.e., eight percentage points out of the total 10 percentage points of interest) of interest payable under the B-2 Note in the form of Additional Notes. Consequently, the remaining one-fifth (i.e., two percentage points out of the total 10 percentage points of interest) of interest payable under the B-2 Note must be paid in cash.
Assuming that (a) all interest payable on the B-1 Note is paid by the issuance of Additional Notes, (b) the shareholders of the Issuer adopt resolutions approving (i) the issuance of the B-2 Note and (ii) the issuance of Additional Notes with respect to the full amount of interest payable under the B-2 Note, (c) all interest payable on the B-2 Note is paid by the issuance of Additional Notes, (d) none of the B-1 Note, the B-2 Note, or any of the Additional Notes are prepaid, and (e) all Additional Notes are fully converted, the Investor would receive an additional 485,558 shares of Common Stock upon the conversion of all such Additional Notes.
2 This number represents the percentage obtained by dividing (a) the total number of shares of Common Stock being reported in this Statement as beneficially owned by the Investor (1,280,288) by (b) the sum of (i) the number of shares of Common Stock outstanding on February 4, 2010 (2,238,158) based on information provided by the Issuer in a Form S-1/A filed on February 5, 2010 and (ii) the 1,280,288 shares of Common Stock referred to above.

CUSIP No.	719358202

1	NAMES OF REPORTING PERSONS Frank H. Pearl[3]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Sates

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,280,913[4]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,280,913[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,280,913[4]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.4%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
3 Of the 1,280,913 shares reported herein, 1,280,288 of such shares are held directly for the account of the Investor and 625 of such shares represent the total number of shares of Common Stock issuable upon the exercise of options that were granted to Mr. John M. Glazer, a Managing Director of Perseus, L.L.C., in connection with his former service on the board of directors of the Issuer and held by him as a nominee of Perseus, L.L.C. (the “Options“). Mr. Pearl has been included in this Statement solely because of the indirect control he exercises over the Investor and Perseus, L.L.C. By virtue of such control, he may be deemed to have beneficial ownership of the securities being reported in this Statement.
4 This number represents the sum of the maximum number of shares of Common Stock of the Issuer that could be issued to the Investor in connection with (i) the conversion of the B-1 Note, (ii) the conversion of the B-2 Note, (iii) the exercise of the Warrant, and (iv) the exercise of all of the Options.
The Issuer and the Investor are parties to the Securities Purchase Agreement (previously defined). Pursuant to the terms of Amendment No. 2 to the Original SPA, the Issuer and the Investor agreed to amend and restate the terms governing 100% of the outstanding principal amount and accrued interest under the Original Note, including the secured convertible promissory notes that were subsequently issued as payment of interest on the Original Note. The B-1 Note and the B-2 Note were issued to the Investor by the Issuer pursuant to Amendment No. 2 on March 19, 2010 and, together, they constitute the amendment and restatement of the terms governing the Original Note. The Warrant was issued to the Investor on February 27, 2009, at the original closing of the transactions provided for by the Original SPA as amended by Amendment No. 1. For purposes of calculating beneficial ownership, this Statement assumes that the B-1 Note and the B-2 Note will be fully converted, that the Warrant will be fully exercised, and that all of the Options will be exercised. The B-1 Note has an initial conversion price of $11.25850 per share, may be converted at any time after its date of issuance, and matures on February 27, 2014. The B-2 Note has an initial conversion price of $21.46890 per share, may be converted at any time after its date of issuance, and matures on February 27, 2014. The Warrant, which is exercisable as of March 19, 2010 for up to 251,257 shares of Common Stock, has an initial exercise price of $21.46890 per share, may be exercised at any time after its date of issuance, and expires on February 27, 2017. The Options have an exercise price of $12.60 per share, may be exercised as of March 31, 2009, and expire on February 27, 2019. The B-1 Note and the B-2 Note each bear interest at a rate of 10% per annum, with such interest payable, in the Issuer’s discretion, in cash or in kind by the issuance of Additional Notes. With respect to the B-2 Note, however, until the shareholders of the Issuer have adopted resolutions approving (i) the issuance of the B-2 Note and (ii) the issuance of Additional Notes with respect to the full amount of interest payable under the B-2 Note, the Issuer is prohibited from paying more than four-fifths (i.e., eight percentage points out of the total 10 percentage points of interest) of interest payable under the B-2 Note in the form of Additional Notes. Consequently, the remaining one-fifth (i.e., two percentage points out of the total 10 percentage points of interest) of interest payable under the B-2 Note must be paid in cash.
Assuming that (a) all interest payable on the B-1 Note is paid by the issuance of Additional Notes, (b) the shareholders of the Issuer adopt resolutions approving (i) the issuance of the B-2 Note and (ii) the issuance of Additional Notes with respect to the full amount of interest payable under the B-2 Note, (c) all interest payable on the B-2 Note is paid by the issuance of Additional Notes, (d) none of the B-1 Note, the B-2 Note, or any of the Additional Notes are prepaid, and (e) all Additional Notes are fully converted, the Investor would receive an additional 485,558 shares of Common Stock upon the conversion of all such Additional Notes.
5 This number represents the percentage obtained by dividing (a) the total number of shares of Common Stock being reported in this Statement as beneficially owned by Mr. Pearl (1,280,913) by (b) the sum of (i) the number of shares of Common Stock outstanding on February 4, 2010 (2,238,158) based on information provided by the Issuer in a Form S-1/A filed on February 5, 2010 and (ii) the 1,280,913 shares of Common Stock referred to above.

CUSIP No.	719358202
This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed by Perseus Partners VII, L.P. (the “Investor”) and Frank H. Pearl (together with the Investor, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on March 9, 2009, as amended by an Amendment No. 1 to Schedule 13D filed with the SEC on August 7, 2009, relating to the common stock, par value $0.01 per share (“Common Stock”), of PhotoMedex, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D, as amended.
Item 1. Security and Issuer.
Item 1 is hereby amended as follows:
The address of the principal executive office of the Issuer is 147 Keystone Drive, Montgomeryville, Pennsylvania 18936.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended as follows:
The Issuer and the Investor are parties to a Securities Purchase Agreement, dated as of August 4, 2008 (the “Original SPA”), which was amended by Amendment No. 1, dated as of February 27, 2009 (“Amendment No. 1”), and Amendment No. 2, Consent and Waiver, dated as of March 18, 2010 (“Amendment No. 2” and collectively with the Original SPA and Amendment No. 1, the “Securities Purchase Agreement”).
In connection with obtaining the Investor’s consent to the incurrence by the Issuer of $2,500,000 of bridge financing (the “Bridge Financing”) from Clutterbuck Funds LLC (“Clutterbuck”), the Investor and the Issuer amended certain provisions of the Original SPA (as amended by Amendment No. 1) pursuant to Amendment No. 2, a copy of which is attached hereto as Exhibit 99.1.
Pursuant to Amendment No. 2, the Issuer and the Investor agreed to amend and restate the terms governing 100% of the outstanding principal amount and accrued interest under the $18,000,000 principal amount secured convertible promissory note (the “Original Note”) that was originally issued to the Investor pursuant to the Original SPA, as amended by Amendment No. 1 (as reported on the Investor’s original Schedule 13D that was filed on March 9, 2009), including the secured convertible promissory notes that were subsequently issued as payment of interest on the Original Note. To effect such agreement, the Issuer issued to the Investor on March 19, 2010 a secured convertible promissory note having a principal amount of $2,800,406 (the “B-1 Note”) and a secured convertible promissory note having a principal amount of $16,746,270 (the “B-2 Note”). As of immediately prior to the transactions reported in this Amendment No. 2 to Schedule 13D, the Original Note had a conversion price of $22.10844 per share, accrued interest at a rate of 8% per annum payable in cash or in kind at the Issuer’s discretion through the issuance of additional notes with the same terms as the Original Note, and had a maturity date of February 27, 2014.
The B-1 Note has an initial conversion price of $11.25850 per share, may be converted at any time after its date of issuance, and matures on February 27, 2014. The B-1 Note bears interest at a rate of 10% per annum. Interest under the B-1 Note may be paid in the Issuer’s discretion in cash or in kind by the issuance of additional secured convertible promissory notes (each, an “Additional B-1 Note”), each having a maturity date of February 27, 2014 and an initial conversion price equal to the conversion price in effect under the B-1 Note as of the date of issuance of any such Additional B-1 Note. Unlike the Original Note, the terms of the B-1 Note do not include an anti-dilution adjustment in the event of an issuance by the Issuer below the conversion price. The $11.25850 conversion price of the B-1 Note and the non-inclusion of an anti-dilution adjustment were terms reached through negotiations with the Issuer. The B-1 Note is attached hereto as Exhibit 99.2.

CUSIP No.	719358202
The B-2 Note has an initial conversion price of $21.46890 per share, may be converted at any time after its date of issuance, and matures on February 27, 2014. The B-2 Note bears interest at a rate of 10% per annum. Interest under the B-2 Note may be paid in the Issuer’s discretion in cash or in kind by the issuance of additional secured convertible promissory notes (each, an “Additional B-2 Note”), each having a maturity date of February 27, 2014 and an initial conversion price equal to the conversion price in effect under the B-2 Note as of the date of issuance of any such Additional B-2 Note. Pursuant to the terms of the B-2 Note, until the shareholders of the Issuer have adopted resolutions approving (i) the issuance of the B-2 Note and (ii) the issuance of Additional B-2 Notes with respect to the full amount of interest payable under the B-2 Note, the Issuer is prohibited from paying more than four-fifths (i.e., eight percentage points out of the total 10 percentage points of interest) of interest payable under the B-2 Note in the form of Additional B-2 Notes. Consequently, the remaining one-fifth (i.e., two percentage points out of the total 10 percentage points of interest) of interest payable under the B-2 Note must be paid in cash. The conversion price of the B-2 Note represents an adjustment from the Original Note conversion price of $22.10844 per share. This adjustment to the conversion price of the B-2 Note was calculated pursuant to the weighted-average anti-dilution provision of the Original Note, which was triggered by the Issuer’s issuance to Clutterbuck of certain warrants having an exercise price below the conversion price of the Original Note in connection with the Bridge Financing. The B-2 Note is attached hereto as Exhibit 99.3.
In addition, pursuant to Amendment No. 2, each of the Issuer’s active U.S. subsidiaries became a guarantor of the Issuer’s obligations under the B-1 Note and the B-2 Note pursuant to a Guaranty Agreement, dated March 19, 2010 (the “Guaranty Agreement”). The Guaranty Agreement is attached hereto as Exhibit 99.4. Pursuant to Amendment No. 2, each of these subsidiaries also became a grantor under an Amended and Restated Pledge and Security Agreement, dated March 19, 2010, among the Issuer, the Investor and each subsidiary of the Issuer that may become a party thereto from time to time, whether as an original signatory thereto or as an additional grantor (the “Pledge Agreement”). Pursuant to the Pledge Agreement, the collateral securing the secured convertible promissory notes associated with the Securities Purchase Agreement was expanded by adding a first-priority lien against all of the Issuer’s and the Issuer’s active U.S. subsidiaries’ owned or subsequently acquired assets, other than certain assets that have been pledged with first-priority liens to CIT Healthcare, LLC (“CIT”) and to Clutterbuck. The Pledge Agreement provides that at such time when the liens with respect to assets that have been pledged to CIT are released, then such assets will become subject to a first-priority lien of Clutterbuck and a second-priority lien of the Investor. When such Clutterbuck liens are released, then the assets that are the subject of such liens will become subject to a first-priority lien of the Investor. The Pledge Agreement is attached hereto as Exhibit 99.5.
Under the terms of the Original SPA, the Issuer had agreed to issue and sell, and the Investor had agreed to purchase, certain promissory notes and warrants for purposes of funding a cash payment that may become due from the Issuer to Photo Therapeutics Group Limited (“PTGL”) pursuant to an earnout provision set forth in the acquisition agreement between the Issuer and PTGL (the “Second Tranche Notes and Warrants”). Pursuant to Amendment No. 2, the Issuer confirmed that no such earnout payments would become due and the Issuer irrevocably released the Investor from all obligations under the Original SPA relating to the PTGL earnout and the proposed Second Tranche Notes and Warrants.

CUSIP No.	719358202
Pursuant to the Bridge Financing, the Issuer granted to Clutterbuck security interests in certain of the Issuer’s Xtrac excimer laser equipment related assets. The Investor and Clutterbuck have entered into an Intercreditor Agreement, dated March 19, 2010 (the “Intercreditor Agreement”), to address the relative priority of the liens on such Xtrac excimer laser equipment related assets in favor of Clutterbuck and in favor of the Investor. The Intercreditor Agreement is attached hereto as Exhibit 99.6.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended as follows:
(a) The Investor beneficially owns an aggregate of 1,280,288 shares of Common Stock. This number represents the maximum number of shares of Common Stock that the Investor could beneficially own, assuming full conversion of the B-1 Note and the B-2 Note, and full exercise of the Warrant. Based on calculations made in accordance with Rule 13d-3, this number represents approximately 36.4% of (b) the sum of (i) the number of shares of Common Stock outstanding on February 4, 2010 (2,238,158) based on information provided by the Issuer in a Form S-1/A filed on February 5, 2010 and (ii) the 1,280,288 shares of Common Stock referred to above.
Mr. Pearl may be deemed to beneficially own an aggregate of 1,280,913 shares of Common Stock. This number represents the 1,280,288 shares of Common Stock referred to above that are beneficially owned by the Investor plus the 625 shares of Common Stock issuable upon exercise of the options that were granted to Mr. Glazer in connection with his former service on the board of directors of the Issuer and held by him as a nominee of Perseus, L.L.C. Based on calculations made in accordance with Rule 13d-3, this number represents approximately 36.4% of the sum of (i) the number of shares of Common Stock outstanding on February 4, 2010 (2,238,158) based on information provided by the Issuer in a Form S-1/A filed on February 5, 2010 and (ii) the 1,280,913 shares of Common Stock referred to above.
(b) The Investor will have sole voting and dispositive power with respect to the 1,280,288 shares of Common Stock beneficially owned by the Investor. By virtue of the relationships between and among the Reporting Persons, Mr. Pearl may be deemed to have the power to direct the voting and disposition of the 1,280,913 shares of Common Stock beneficially owned by the Investor and the Option Shares.
Item 7. Material to be filed as Exhibits.

Exhibit No.	Document

99.1	Amendment No. 2, Consent and Waiver, dated as of March 18, 2010, to the Securities Purchase Agreement between PhotoMedex, Inc. and Perseus Partners VII, L.P.

99.2	PhotoMedex, Inc. Amended and Restated Secured Convertible Promissory Note, dated March 19, 2010, having a principal amount of $2,800,406.00

99.3	PhotoMedex, Inc. Amended and Restated Secured Convertible Promissory Note, dated March 19, 2010, having a principal amount of $16,746,270.00

99.4	Guaranty Agreement, dated March 19, 2010, among PhotoMedex, Inc., Perseus Partners VII, L.P., ProCyte Corporation, Photo Therapeutics, Inc. and SLT Technology, Inc.

99.5	Amended and Restated Pledge and Security Agreement, dated March 19, 2010, among PhotoMedex, Inc., each subsidiary of PhotoMedex, Inc. that may become a party thereto from time to time, whether as an original signatory thereto or as an Additional Grantor, and Perseus Partners VII, L.P.

99.6	Intercreditor Agreement, dated March 19, 2010, among PhotoMedex, Inc., Clutterbuck Funds LLC and Perseus Partners VII, L.P.

CUSIP No.	719358202
SIGNATURES
After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated as of: March 24, 2010

Perseus Partners VII, L.P.
By:	Perseus Partners VII GP, L.P.,
its general partner

By:	Perseus Partners VII GP, L.L.C.,
its general partner

By:
	Name:	Teresa Y. Bernstein
	Title:	Secretary

Mr. Frank H. Pearl
By:
	Name:	Teresa Y. Bernstein
	Title:	Attorney-in-Fact